August 9, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Gregory Herbers

Re:	Ventas, Inc.
Registration Statement on Form S-4
File No. 333-258177
Request for Acceleration

Dear Mr. Herbers:

Reference is made to the Registration Statement on Form S-4 (File No. 333-258177) filed by Ventas, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on July 26, 2021, as amended by Amendment No. 1 thereto on August 9, 2021 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern Time, on August 11, 2021, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

If you have any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Robin Panovka, Victor Goldfeld or Mark Stagliano at (212) 403-1352, (212) 403-1005 or (212) 403-1060, respectively. Please notify any of them when this request for acceleration has been granted.

[signature page follows]

Very truly yours,

Ventas, Inc.

By:	/s/ Carey S. Roberts
Name:	Carey S. Roberts
Title:	Executive Vice President, General Counsel and Ethics & Compliance Officer

cc:	Robin Panovka, Wachtell, Lipton, Rosen & Katz

Victor Goldfeld, Wachtell, Lipton, Rosen & Katz

Mark A. Stagliano, Wachtell, Lipton, Rosen & Katz

Damien R. Zoubek, Cravath, Swaine & Moore LLP

Ting S. Chen, Cravath, Swaine & Moore LLP